NORSAT’S SINCLAIR DIVISION ANNOUNCES NEW ORDER

- Total Potential for $1 Million in Revenues -

Vancouver, British Columbia – March 22, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that its most recent acquisition, the Sinclair Division, recently received an order from DeTect, Inc., a firm specializing in remote sensing technologies and systems for aviation safety. DeTect is currently working on a contract to supply the National Oceanographic and Atmospheric Administration (NOAA) and will manufacture and support installation of up to 30 radar wind profilers under a $49 million production phase of the Next Generation NOAA Profiler Network (NGNPN) program. Radar wind profilers are used to provide real-time wind data for severe weather forecasting.

As part of DeTect’s solution to NOAA, Sinclair was selected to provide the antennas, which were custom-designed for this particular project. The order calls for a total potential of 8,000 antennas to be delivered over a period of 3-4 years, which would represent a revenue opportunity of $1 million. This order confirms DeTect as a new customer of Norsat’s Sinclair Division. This initial order is important as it could potentially lead to other business opportunities with DeTect, which conducts work with additional government organizations that rely on DeTect’s specialized remote sensing technologies.

Mr. Scott A. McLaughlin, VP of DeTect’s Meteorological Systems Group, commented, “After a rigorous review, we selected Norsat’s Sinclair Division to supply us with a custom designed antenna for our systems produced for NOAA’s Next Generation Profiler Network. This antenna order was our first with Norsat’s Sinclair Division and we have been pleased with their professionalism as well as the high quality product they produced, as it met all of our specifications.”

Dr. Amiee Chan, President and CEO, Norsat International Inc. stated, “This is an excellent win for Norsat’s Sinclair Division. We worked hard and diligently with DeTect’s engineers to develop a customized product that they were highly satisfied with and met all the required standards for the system they were creating for NOAA. This is our first order with DeTect, which is a well-respected global company with many of its systems requiring top of the line antennas. We are looking forward in taking delivery of this order over the next few years and hope to work with DeTect again in the future.”

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2010, and the Management Discussion and Analysis for the year ended December 31, 2010 which have been filed and are available on SEDAR (www.sedar.com).  All of the Norsat’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

About DeTect, Inc.

DeTect, Inc. specializes in remote sensing technologies and systems for aviation safety, security surveillance, environmental management, weather detection and wind measurement supporting projects worldwide. DeTect is the world leader in development, deployment and support of bird radar systems for aircraft birdstrike avoidance, avian risk assessment and migratory research with over 60 systems worldwide to date. The company is a U.S. corporation (Florida) headquartered in Panama City, Florida, USA with manufacturing facilities in Florida and Colorado and service centers in the U.S. in California, Colorado, Kentucky, Texas and Virginia (Washington, DC) and in Alberta and Nova Scotia, Canada. The company additionally maintains representative offices in over 80 countries to support its projects worldwide. For additional information go to www.detect-inc.com.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

             Mr. Arthur Chin

President & CEO

             Chief Financial Officer

Tel: 604 821-2808

 Tel: 604 821-2809

Email: achan@norsat.com

             Email: achin@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com